Management’s Discussion and Analysis
For the Period Ended September 30, 2009

Genco Resources Ltd.

TSX: GGC

Suite 550 – 999 W. Hastings Street
Vancouver, BC V6C 2W2 Canada
Telephone: (604) 682-2205
Fax: (604) 682-2235

Dated: November 13, 2009

November 13, 2009

Introduction

For the purpose of this Management Discussion and Analysis (“MD&A”), the terms “the Company” and “Genco”, refer to Genco Resources Ltd. The information provided in this MD&A is supplemented by disclosure contained within the Company’s consolidated financial statements for the period ended September 30, 2009 and audited consolidated financial statements for the year ended December 31, 2008, along with further information on Genco, including any news releases and historical reports. Please note: the documents are not contained within, nor attached, to this MD&A; the reader may access the documents on the SEDAR website: www.sedar.com.

All information contained in this MD&A was prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). All dollar amounts are expressed in Canadian Dollars unless specifically stated otherwise.

Cautionary Note Regarding Forward Looking Statements

Genco’s MD&A may contain certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian Securities Regulatory Authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Genco does not intend, and does not assume any obligation, to update these forward-looking statements.

Risks and uncertainties may include, but are not limited to, changes in general economic conditions, currency fluctuation, changes in the legal, social or political conditions, fluctuations in metals prices, changing costs of services and materials, difficulty in obtaining required equipment supplies and services in a timely manner, changes in reserve and resource estimates, changes in labour laws, access to capital, and other risks and uncertainties unique to the Company or common to public companies, mineral companies and companies doing business in multiple political jurisdictions.

Qualified Person

Technical information contained in this MD&A has been prepared by or under the supervision of the Company’s independent mining consultant, Glenn Clark, P.Eng. Mr. Clark is a ‘Qualified Person’ for the purpose of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administration.

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Genco Resources Ltd.	2009 Q3 MD&A

Financial Performance and Highlights

  Production at the Company’s La Guitarra mine has been suspended indefinitely due an illegal blockade of mine access by a small group of former employees of Genco’s main mining contractor;

  Subsequent to the end of the quarter, Genco completed a fully subscribed private placement by issuing 7,142,855 units at a price of $0.35 per unit for gross proceeds of $2,500,000.

  On October 15, 2009, Genco received notice from the Toronto Stock Exchange (“TSX”) that the TSX had concluded a review of Genco’s listing and determined that Genco satisfies the TSX’s continued listing requirements.

Overview

Genco is engaged in silver and gold mining, and related activities, which include exploration, extraction, processing and reclamation. The Company has mining operations in Mexico and owns exploration properties in Canada, Mexico and the United States.

Genco remains focused on developing its core asset, the La Guitarra silver-gold mine, which is located in the Temascaltepec Mining District of Mexico. La Guitarra Mine currently consists of two underground operation centres, La Guitarra and San Rafael, and a flotation mill with a proven capacity of 320 tonnes per day.

For the past three years, Genco has focused on increasing reserves and resources, and expanding infrastructure at La Guitarra with a goal of significantly increased production in future years. Since August 2006, Genco has completed over 85,000 metres of diamond drilling. In 2007, encouraged by the initial success of the exploration program, Genco commissioned Kappes, Cassiday and Associates to prepare a Feasibility Study to assess the economics of expanding production.

Genco believes continued exploration of the Temascaltepec District will lead to significant increases in reserves and resources and the discovery of new areas of mineralization

Outlook

An illegal walkout and subsequent blockade by former employees of the primary mining contractor, SIMSA, halted production at La Guitarra in late October 2008. As of the date of this MD&A, La Guitarra Mine remains closed due to the blockade. As a result, the Company reported no sales during the nine-month period ended September 30, 2009.

Genco continues to evaluate several operating scenarios for La Guitarra Mine. In the long-term, the Company’s primary focus is significant production expansion at La Guitarra Mine. Genco does not anticipate further investments in exploration, development and infrastructure until full access at La Guitarra Mine is restored and the completion of additional financing as needed.

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Genco Resources Ltd.	2009 Q3 MD&A

Results of Mine Operations

Production

On October 17, 2008, former employees of its primary mining contractor, SIMSA, closed La Guitarra Mine by blocking mine access. As a result, the Company had no production during the quarter.

The following table summarizes metal production at La Guitarra Mine for the period:

	9 Months Ended Sep 30, 2009	9 Months Ended Sep 30, 2008	12 Months Ended Dec 31, 2008 (1)
Tonnes ore milled	--	26,964	67,620
Tonnes ore milled per day (3)	--	300	234
Silver equivalent grade (g/t)	--	223	257
Silver grade (g/t)	--	151	176
Gold grade (g/t)	--	1.26	1.47
Silver recovery (%)	--	86.73	88.79
Gold recovery (%)	--	78.08	82.66
eAg production (ounces) (2)	--	146,082	530,120
Silver production (ounces) (2)	--	103,523	366,200
Gold production (ounces) (2)	--	750	2,972
eAg sales (ounces)	--	128,694	458,550
Silver sales (ounces)	--	90,268	316,704
Gold sales (ounces)	--	677.18	2,572
Average realized silver price (US$)	--	15.17	16.08
Average realized gold price (US$)	--	860.83	886.89
Gold$/Silver$ equivalency factor	--	56.75	55.15

(1)	Production suspended on October 17, 2008 due to an illegal walkout.
(2)	Ounces contained in concentrate shipped during the period.
(3)	Tonnes milled per day in 2008 based on 289 days. Milling days in 2008 reduced due to mine closure.

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Genco Resources Ltd.	2009 Q3 MD&A

Production Costs

During the quarter, La Guitarra Mine remained closed due to a blockade of access. As a result, the Company had no production costs during the quarter.

The following table summarizes production costs at La Guitarra Mine for the period:

	9 Months Ended Sep 30, 2009	9 Months Ended Sep 30, 2008	12 Months Ended Dec 31, 2008
eAg sales (ounces)	--	408,678	458,550
Silver sales (ounces)	--	285,133	316,704
Gold sales (ounces)	--	2,305	2,572

Costs eAg Basis	US$	US$	US$
Direct mining expenses	--	2,241,982	2,267,426
Third party processing & transportation	--	663,881	708,716
Cash operating cost per eAg ounce (1)	--	6.36	5.61
Royalties (2)	--	236,966	253,626
Total cash cost per eAg ounce (1)	--	6.87	6.09
Amortization	--	719,424	1,667,507
Total production cost per eAg ounce (1)	--	8.46	9.24

Costs net of Gold Credits	US$	US$	US$
Direct mining expenses	--	217,138	115,134
Third party processing & transportation	--	663,881	708,716
Cash operating cost per Ag ounce (1)	--	1.96	1.65
Royalties (2)	--	224,444	253,626
Total cash cost per Ag ounce (1)	--	2.46	2.15
Amortization	--	719,424	1,667,507
Total production cost per Ag ounce (1)	--	4.05	5.49

(1)	Cash Operating Cost, Total Cash Cost and Total Production Cost are non-GAAP measures.
(2)	Net Smelter Royalty of 3.5% in accordance with an existing royalty agreement.

Exploration and Mine Development

Genco remains committed to exploring and developing the Temascaltepec Mining District. The Company has adopted a systematic approach to exploration, which has involved the identification of potential economic mineralization through underground and surface sampling followed by drill testing priority targets.

Genco has completed over 85,000 metres of core and reverse circulation drilling since August 2006. Initial drilling focused on developing reserves and resources near the existing Guitarra Mine. The Company has conducted additional drilling in the areas of Mina de Agua, Nazareno and Coloso with potentially economic ore bodies identified in each of these areas. Genco estimates that less than 5% of the identified vein system has been drill tested to date.

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Genco Resources Ltd.	2009 Q3 MD&A

Results of Operations

Total assets were $47,949,297 at September 30, 2009, moderately higher than at December 31, 2008.

On September 30, 2009, current assets were $9,589,117 (December 31, 2008 - $6,693,761), an increase of $2,895,356, and the Company had working capital of $4,468,554,an increase of $7,626,995 compared with December 31, 2008. The net increase in current assets reflects the sale of the Chief shares to Andover in exchange for a note receivable and cash due to the completion of a private placement. Current liabilities decreased $4,731,639 during the period to $5,120,563 compared with December 31, 2008. A large decrease in current liabilities reflects the payment of accounts payable and current portions of long-term debt with the funds raised during the period. Long-term liabilities were $6,261,072 on September 30, 2009, an increase of $919,749 attributable to the deferred gain on the sale of the Chief shares to Andover and subscriptions received for commons shares.

Due to the labour dispute, the Company did not generate any sales or gross profit during the period ended September 30, 2009 compared with sales of $6,125,063 and a gross profit of $1,221,832 for the period ended September 30, 2008. The net loss for the quarter and nine months was $1,487,874 and $691,956 respectively, compared with losses of $894,004 and $3,202,424 for the comparable periods for 2008. The net losses were attributable to a number of factors including, foreign exchange losses and mine maintenance costs related to La Guitarra and administration costs. The loss for the nine month period was offset by a recognized portion of the gain relating to the sale of the Chief shares for $1,975,364 and expense recoveries of $587,872. The loss for the quarter was not offset by any notable income items.

During the periods ending September 30, 2009, the Company experienced foreign exchange losses relating to its Mexican operations. Foreign exchange losses were due to the Canadian and US Dollars appreciating against the Mexican Peso. Expense recoveries experienced in the nine month period resulted from the Company's settlement with a former Officer, of which, bonuses recorded in the previous year were excluded from the settlement. A stock-based compensation recovery was also experienced in the nine month period due to the cancellation of unvested options relating to an Officer no longer with the Company. During the quarter the Company recognized $28,645 in stock based compensation expense.

Administration expenses decreased $1,287,711 to $1,727,172 for the nine months ended September 30, 2009. Current quarter administration expense totalled $558,153 a decrease of $545,871 compared to the same period in 2008. Administration expenses decreased due to cost saving efforts made by the Company during the fiscal year.

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Genco Resources Ltd.	2009 Q3 MD&A

Summary of Quarterly Results

The following table summarizes selected Company financial information for the last eight completed fiscal quarters (in thousands, except per share):

	Sep 30, 2009	Jun 30, 2009	Mar 31, 2009	Dec 31, 2008	Sep 30, 2008	Jun 30, 2008	Mar 31, 2008	Dec 31, 2007
	$	$	$	$	$	$	$	$
Revenue	Nil	Nil	Nil	479	1,789	2,263	2,073	736
Operating profit (loss)	Nil	Nil	Nil	(1,929)	554	912	(245)	(2,385)
Net income (loss)	(1,488)	204	592	(6,788)	(894)	(1,023)	(1,285)	(3,226)
Earnings (loss) per share	(0.02)	0.00	0.03	(0.17)	(0.02)	(0.02)	(0.03)	(0.09)
Earnings (loss) per share FD*	(0.02)	0.00	0.03	(0.17)	(0.02)	(0.02)	(0.03)	(0.09)

*Fully diluted

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its results of operations or financial condition including, without limitation, such considerations as liquidity and capital resources.

Liquidity and Capital Resources

On September 30, 2009, the Company had cash reserves of $1,545,392, current assets of $9,589,117 and working capital of $4,468,554.

Subsequent to September 30, 2009 the Company completed a private placement of 7,142,855 units for gross proceeds of $2,500,000. Each unit consisted of one common share and one non-transferable warrant to purchase a further share for $0.45 until September 30, 2011.

Genco paid a finder's fee of 6% of the proceeds and issued finder's warrants to purchase 428,571 shares exercisable at $0.45 per share until September 30, 2011.The Company believes that it has sufficient cash reserves to meet its immediate cash needs. Additional financing may be required for mine expansion in the future, to fund continued exploration and development of the Temascaltepec Mining District and/or to fund ongoing operations if La Guitarra is unable to provide sufficient cash flow.

Genco has recorded a Value Added Tax receivable in Mexico for $2,554,449. The Company received an assessment from the Service of Tax Administration advising the refund was partially rejected. However, management has appealed the decision and expects to have a decision during 2009.

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Genco Resources Ltd.	2009 Q3 MD&A

The following table summarizes the Company’s contractual obligations on September 30, 2009:

Contractual Obligations	Payments Due by Period
	Total	<1 Year	1-3 Years	4-5 Years	>5 Years
Long-Term Debt	$1,103,930	$560,865	$543,065	$Nil	$Nil
Capital Lease Obligations	151,420	151,420	Nil	Nil	Nil
Operating Leases	6,443	4,927	1,516	Nil	Nil
Other Long-Term Obligations	220,622	Nil	Nil	Nil	220,622
Total Contractual Obligations	$1,482,415	$717,212	$544,581	$Nil	$220,622

Long-term debt consists of debt incurred to purchase La Guitarra and heavy equipment loans. Leases include office equipment and office space. Other long-term obligations consist of the present value of the estimated costs of mine closure and the labour severance liability in Mexico.

In order to implement long-term plans for the Temascaltepec Mining District, and take advantage of other business opportunities, Genco will need to raise additional funds. At this time, the Company does not know of any demands, commitments, or future events, which will materially affect its liquidity. As in many resource companies, cash flows are directly affected by the success and failure of exploration and development work, and until such time that prices, grades, throughput, reduced costs or a combination of these factors provides sufficient cash flows to support all exploration and development work the Company may be required to look for alternate sources of financing. No assurance can be given that if additional funding is required it will be available, or if available, will be on terms acceptable to the Company.

Transactions with Related Parties

In addition to related party transactions disclosed elsewhere in this MD&A, during the year period ended September 30, 2009, the Company paid or accrued $164,025 in consulting fees, management fees and bonuses to directors and officers (December 31, 2008 - $1,296,568) and $23,495 was paid or accrued to a law firm in which the lawyer providing legal services was related to a director. Also, during the period a director was paid $7,231 in interest relating to promissory notes for funds advanced to the Company.

During the period the Company completed a private placement 20,799,668 unit private placement (Note 11) at a price of $0.24 per unit of which a director subscribed for 9,350,000 units and received 9,350,000 common shares and 10,814,000 warrants. The Company also issued 1,502,204 common shares to a director and officer for the settlement of bonuses.

Included in accounts payable at the period end is $9,157 owing to directors and officers of the Company (December 31, 2008: $1,517,261).

The above transactions were in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

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Genco Resources Ltd.	2009 Q3 MD&A

Critical Accounting Policies

The Company summarized its critical accounting policies in Note 2 to its audited consolidated financial statements. In the preparation of its consolidated financial statements, Genco uses Canadian GAAP, which requires Management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosure. Management bases its estimates on knowledge of current events and actions that the Company may undertake in the future; actual results may differ from these estimates.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash, marketable securities, accounts and taxes receivable, deposits, accounts payable, accrued liabilities, and long-term debt. It is Management's opinion that the Company is exposed to significant interest, currency, liquidity, credit or price risks arising from these financial instruments as disclosed in this MD&A. The fair values of the financial instruments other than long-term debt approximate their carrying values, unless otherwise noted.

Currency Risk

Genco is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Mexico, its revenues are generated in US Dollars and its cost of sales is incurred in Mexican Pesos. A significant change in the currency exchange rates between the Canadian Dollar relative to the US Dollar and the Mexican Peso could have an effect on the Company's results from operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

Financial instruments that subject the Company to a concentration of currency risk are accounts and taxes receivable, accounts payable, accrued liabilities and long-term debt.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and accounts receivable. Genco deposits cash with financial institutions it believes to be creditworthy. Cash balances at these financial institutions may exceed the federally guaranteed amount.

The Company's accounts receivable are derived primarily from input tax credits receivable and a note receivable. The Company will maintain an allowance for doubtful accounts receivable in those cases for which the expected collectability of accounts receivable is in question.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity by managing adequate cash and cash equivalent balances and by raising equity or debt financing. Genco has no assurance that such financing will be available on favourable terms. The Company believes it is subject to liquidity risk through its working capital deficit. In

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Genco Resources Ltd.	2009 Q3 MD&A

general, Genco attempts to avoid exposure to liquidity risk by obtaining corporate financing through the issuance of common shares.

Additional Disclosure Requirements

Disclosure Controls and Procedures

Genco designed its disclosure controls and procedures to ensure that information that is required to be disclosed under Canadian Securities Regulations is recorded, processed, summarized and reported within the time periods specified and is communicated to Management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Genco's Management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of the Company's disclosure controls and procedures, as defined by the Canadian Securities Administrators. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that Genco's disclosure controls and procedures were effective as the end of the period covered by this report.

Management's Annual Report on Internal Control over Financial Reporting

The Company's Management, with the participation of the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate control over financial reporting. Under the supervision of the Company's Chief Financial Officer, the Company's have designed its internal controls over financial reporting to provide reasonable assurance regarding the reliability of the financial reporting and preparation of financial statements for external reporting in accordance with GAAP.

Under the supervision of the Company's Chief Executive Officer and Chief Financial Officer, Management conducted an evaluation of the effectiveness of the Company's internal controls over financial reporting using the framework and criteria established in Internal Controls - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Changes in Internal Control over Financial Reporting

There have been no changes in Genco's internal control over financial reporting during the quarter ended September 30, 2009 that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

Future Changes in Accounting Policies

International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards over an expected five-year transitional period.

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Genco Resources Ltd.	2009 Q3 MD&A

In February 2008, the AcSB announced that 2011 is the changeover date for publicly listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

To prepare for the conversion to IFRS, the following plan was developed:

Scope and Plan
The Company has ongoing training for appropriate personnel on IFRS standards and an initial assessment on the impact of the IFRS conversion is expected to be completed by the end of 2009. IFRS standards may change effective upon the Company’s adoption of IFRS and this may impact the initial assessment. The Company is currently reviewing its accounting policy choices under IFRS and will review and update the IFRS conversion plan as required.

Design and Build
Based on a detailed review of IFRS standards, the Company will choose accounting policies and procedures, quantify the impact on key line items and disclosures, and prepare draft financial statements under IFRS.

Implement and Review
The Company will implement new accounting policies under IFRS and prepare and report consolidated financial statements under IFRS.

The Company will continue to monitor and report on its conversion to IFRS according to its conversion plan.

Disclosure of Outstanding Share Data

The Company has an unlimited number of common shares authorized, with 66,172,298 outstanding on September 30, 2009 and 74,108,153 on the date of this MD&A.

On September 30, 2009, options to purchase 2,849,082 common shares and warrants to purchase 21,422,152 common shares were outstanding. As of the date of this MD&A, options to purchase 3,212,582 common shares and 21,422,152 warrants to purchase common shares were outstanding.

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Genco Resources Ltd.	2009 Q3 MD&A